UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                        EAGLE BUILDING TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    269439105
                                 (CUSIP Number)

                                 M.A. Berman Co.
                        225 N.E. Mizner Blvd., Suite 502
                            Boca Raton, Florida 33432
                                 (561) 672-4800
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 1, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 9 pages)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 269439105
--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          M.A. Berman Co.
          11-2543728

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
          OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]


6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida

                                        7.      SOLE VOTING POWER
                  NUMBER OF                     780,100
                  SHARES
                  BENEFICIALLY          8.      SHARED VOTING POWER
                  OWNED BY                      -0-
                  EACH
                  REPORTING             9.      SOLE DISPOSITIVE POWER
                  PERSON                        780,100
                  WITH
                                       10.      SHARED DISPOSITIVE POWER
                                                -0-

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
          780,100

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.9%

14.       TYPE OF REPORTING PERSON
          CO, BD

                               (Page 2 of 9 pages)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 269439105
--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          M.A. Berman Partners, LP
          11-3212934

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
          PF, OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida

                                        7.      SOLE VOTING POWER
                  NUMBER OF                     958,983
                  SHARES
                  BENEFICIALLY          8.      SHARED VOTING POWER
                  OWNED BY                      -0-
                  EACH
                  REPORTING             9.      SOLE DISPOSITIVE POWER
                  PERSON                        958,983
                  WITH
                                       10.      SHARED DISPOSITIVE POWER
                                                -0-

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
          958,983

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.7%

14.       TYPE OF REPORTING PERSON
          PN

                               (Page 3 of 9 pages)

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 269439105
--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Meyer A. Berman
          ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
          PF

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                                        7.      SOLE VOTING POWER
                  NUMBER OF                     2,342,583 (Note 1)
                  SHARES
                  BENEFICIALLY          8.      SHARED VOTING POWER
                  OWNED BY                      -0-
                  EACH
                  REPORTING             9.      SOLE DISPOSITIVE POWER
                  PERSON                        2,342,583 (Note 1)
                  WITH
                                        10.     SHARED DISPOSITIVE POWER
                                                -0-

11. AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,583 (Note 1)

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.8%

14.       TYPE OF REPORTING PERSON
          IN

------------
(Note 1)
------------

     Includes (i) 62,267 shares of Common Stock owned by Meyer A. Berman individually, (ii) 780,100 shares of Common Stock owned by M.A. Berman Co.,
(iii) 958,983 shares of Common Stock owned by M.A. Berman Partners, LP, (iv) 485,733 shares of Common Stock owned by Meyer A. Berman, Individual Retirement Account and (v) 55,500 shares of Common Stock owned by Katia Christine, spouse of Meyer A. Berman.

                               (Page 4 of 9 pages)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 269439105
--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Meyer A. Berman, Individual Retirement Account
          ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
          PF

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida

                                        7.      SOLE VOTING POWER
                  NUMBER OF                     485,733
                  SHARES
                  BENEFICIALLY          8.      SHARED VOTING POWER
                  OWNED BY                      -0-
                  EACH
                  REPORTING             9.      SOLE DISPOSITIVE POWER
                  PERSON                        485,733
                  WITH
                                       10.      SHARED DISPOSITIVE POWER
                                                -0-

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
          485,733

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%

14.       TYPE OF REPORTING PERSON
          IN

                              (Page 5 of 9 pages)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 269439105
--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Katia Christine
          ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
          PF

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
                                        7.      SOLE VOTING POWER
                  NUMBER OF                     50,000
                  SHARES
                  BENEFICIALLY          8.      SHARED VOTING POWER
                  OWNED BY                      -0-
                  EACH
                  REPORTING             9.      SOLE DISPOSITIVE POWER
                  PERSON                        50,000
                  WITH
                                       10.      SHARED DISPOSITIVE POWER
                                                -0-

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  (Note 2)                                               [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%

14.       TYPE OF REPORTING PERSON
          IN

-----------
(Note 2)
-----------

     Does not include 55,500 shares of Common Stock over which Meyer A. Berman retains voting and dispositive power pursuant to a power of attorney agreement between Mr. Berman and Ms. Christine.

                              (Page 6 of 9 pages)

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $.01 par value ("Common Stock"), issued by:

         Eagle Building Technologies, Inc. (the "Company")
         20293 State Road 7
         Boca Raton, Florida 33498

ITEM 2.  IDENTITY AND BACKGROUND FOR THE REPORTING PERSONS (a) - (b)

         M.A. Berman Partners, LP
         225 N.E. Mizner Boulevard, Suite 502
         Boca Raton, Florida 33432

         M.A. Berman Co.
         225 N.E. Mizner Boulevard, Suite 502
         Boca Raton, Florida 33432

         Meyer A. Berman
         Individually and Individual Retirement Account
         225 N.E. Mizner Boulevard, Suite 502
         Boca Raton, Florida 33432

         Katia Christine
         225 N.E. Mizner Boulevard, Suite 502
         Boca Raton, Florida 33432

     (c) M.A. Berman Partners, LP ("MAB") is a limited partnership formed for the purpose of investing in the securities of public and private entities. The general partner of MAB is Meyer A. Berman, individually, and M.A. Berman Capital Corp., a New York corporation, of which Mr. Berman is the sole shareholder. M.A. Berman Co. is a Florida corporation and member of the National Association of Securities Dealers, Inc. Meyer A. Berman is the sole shareholder of M.A. Berman Co. Katia Christine is the wife of Mr. Berman.

     (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Berman and Ms. Christine are private investors and United States citizens.

                              (Page 7 of 9 pages)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds used for the purchases reported herein consist of investor funds in the MAB limited partnership, the corporate funds of M.A. Berman Co. and the personal funds of each of Mr. Berman and Ms. Christine, none of which funds were borrowed. As a result of the purchases reported herein, the Reporting Persons' beneficial ownership of the Company's Common Stock has changed by greater than 1%. Consequently, the Reporting Persons are filing this Amendment No. 2 to
Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Each the acquisitions of Common Stock reported herein was for investment purposes only.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER -
                        EAGLE BUILDING  TECHNOLOGIES, INC.

     (a) As of the date of this filing, the Reporting Persons beneficially own an aggregate of 2,392,583 shares (36.6%) of the outstanding Common Stock.
     (b) Meyer A. Berman has the sole power to vote and dispose of all but 50,000 of the 2,392,583 shares, which shares are owned by
                  Katia Christine.

     (c)  Since the filling of Amendment No. 1 to Schedule 13D on April 26, 2002
          (i) M.A. Berman Co. acquired 89,600 shares of Common Stock at purchase prices ranging from $3.49 to $4.10, and sold 3,000 shares at a sale price of $3.55, (ii) MAB acquired 2,000 shares of Common Stock at a purchase price of $3.56, (iii) Meyer A. Berman, individually did not acquire any shares of Common Stock, (iv) Meyer A. Berman Individual Retirement Account acquired 66,900 shares of Common Stock at purchase prices ranging from $3.44 to $3.71, and (v) Katia Christine acquired 2,500 shares of Common Stock at a purchase price of $3.56.

     (d) Of the aggregate of 2,392,583 shares of Common Stock of the Company in which the Reporting Persons have an interest, with respect to all of such shares, Meyer A. Berman has the sole right and power to direct a vote for all but 50,000 of such shares, which shares are owned by Katia Christine.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         No change.

                              (Page 8 of 9 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2002

                                       M.A. BERMAN PARTNERS, LP


                                       By:  /s/ Meyer A. Berman
                                       ----------------------------------------
                                       Its:   General Partner


                                       M.A. BERMAN INDIVIDUAL RETIREMENT ACCOUNT


                                       By:  /s/ Meyer A. Berman
                                       ----------------------------------------
                                       Name:    Meyer Berman


                                       M.A. BERMAN CO.


                                       By:  /s/ Meyer A. Berman
                                       ----------------------------------------
                                       Name: Meyer A. Berman
                                         Its:     President


                                       /s/ Meyer A. Berman
                                       ----------------------------------------
                                           Meyer A. Berman


                                       /s/ Katia Christine
                                       ----------------------------------------
                                           Katia Christine

                              (Page 9 of 9 pages)

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